UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

February 2, 2026

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of February 2, 2026.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Schedule 5 - Blocklisting Six Monthly Return” dated January 2, 2026.

Exhibit 2	Press Release entitled “British American Tobacco p.l.c. (the “Company”) - Voting Rights and Capital” dated January 2, 2026.

Exhibit 3	Press Release entitled “Transaction in own shares” dated January 5, 2026.

Exhibit 4	Press Release entitled “Transaction in own shares” dated January 6, 2026.

Exhibit 5	Press Release entitled “Transaction in own shares” dated January 7, 2026.

Exhibit 6	Press Release entitled “Transaction in own shares” dated January 8, 2026.

Exhibit 7
Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated January 8, 2026.

Exhibit 8	Press Release entitled “Transaction in own shares” dated January 9, 2026.

Exhibit 9	Press Release entitled “Transaction in own shares” dated January 12, 2026.

Exhibit 10	Press Release entitled “Transaction in own shares” dated January 13, 2026.

Exhibit 11	Press Release entitled “Transaction in own shares” dated January 14, 2026.

Exhibit 12	Press Release entitled “Transaction in own shares” dated January 15, 2026.

Exhibit 13	Press Release entitled “Transaction in own shares” dated January 16, 2026.

Exhibit 14	Press Release entitled “Transaction in own shares” dated January 19, 2026.

Exhibit 15	Press Release entitled “Transaction in own shares” dated January 20, 2026.

Exhibit 16	Press Release entitled “Transaction in own shares” dated January 21, 2026.

Exhibit 17	Press Release entitled “Transaction in own shares” dated January 22, 2026.

Exhibit 18	Press Release entitled “Transaction in own shares” dated January 26, 2026.

Exhibit 19	Press Release entitled “British American Tobacco p.l.c. - TR-1: Notification of major holdings” dated January 26, 2026.

Exhibit 20	Press Release entitled “Transaction in own shares” dated January 27, 2026.

Exhibit 21	Press Release entitled “Transaction in own shares” dated January 28, 2026.

Exhibit 22	Press Release entitled “Transaction in own shares” dated January 29, 2026.

Exhibit 23	Press Release entitled “Transaction in own shares” dated January 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Nancy Jiang
	Name:	Nancy Jiang
	Title:	Senior Assistant Company Secretary

Date:  February 2, 2026